EXHIBIT 12.1

LAZARD GROUP LLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (a)

The following table sets forth the ratio of earnings to fixed charges for Lazard Group LLC and its subsidiaries on a consolidated basis.

	Nine Months
	Ended		Year Ended December 31,
	September 30, 2018		2017		2016		2015		2014	2013
	(dollars in thousands)
Operating income	$513,498		$633,753		$521,993		$530,845		$540,975	$219,009
Add—Fixed charges	63,720		81,391		77,071		78,826		91,691	111,317
Operating income before fixed charges	$577,218		$715,144		$599,064		$609,671		$632,666	$330,326
Fixed Charges:
Interest (b)	$44,211		$57,254		$53,730		$54,885		$68,205	$87,039
Other (c)	19,509		24,137		23,341		23,941		23,486	24,278
Total fixed charges	$63,720		$81,391		$77,071		$78,826		$91,691	$111,317
Ratio of earnings to fixed charges	9.06	(d)	8.79	(e)	7.77	(f)	7.73	(g)	6.90	2.97	(h)

Notes (dollars in thousands):

(a)	For purposes of computing the ratio of earnings to fixed charges:
•	earnings for the periods presented represent income before income taxes and fixed charges, and
•	fixed charges represent the interest expense and the portion of rental expense which represents an appropriate interest factor.
(b)

The Company’s policy is to include interest expense on unrecognized tax benefits in income tax expense. Accordingly, such interest expense is not included in the computations of the ratio of earnings to fixed charges.

(c)	Other fixed charges consist of the interest factor in rentals.
(d)

Operating income for the nine months ended September 30, 2018  is presented after giving effect to (i) $2,948 of acquisition-related benefits, (ii) $20,489 of expenses associated with the ERP system implementation, (iii) $2,425 of expenses related to office space reorganization, (iv) a charge of $6,523 relating to the redemption of a portion of the 4.25% senior notes due November 2020 (the “2020 Notes”) and (v) $295 excess interest expense due to the period of time between the issuance of the 2028 Notes and the settlement of the redemption of the 2020 Notes. Excluding the impact of such items, the ratio of earnings to fixed charges would have been 9.61.

(e)

Operating income for the year ended December 31, 2017 is presented after giving effect to (i) $1,291 of acquisition-related costs, (ii) $25,308 of expenses associated with the ERP system implementation, and (iii) $11,354 of expenses related to office space reorganization. Excluding the impact of such items, the ratio of earnings to fixed charges would have been 9.24.

(f)

Operating income for the year ended December 31, 2016 is presented after giving effect to (i) a charge of $3,148 associated with the redemption of the remaining portion of the 6.85% senior notes due June 2017 (the “2017 Notes”), (ii) $599 excess interest expense due to the period of time between the issuance of the 2027 Notes and the settlement of the redemption of the 2017 Notes, (iii) $30,991 of acquisition-related costs and (iv) $12,668 gain on the acquisition of MBA Lazard (which resulted from the increase in the fair value of the Company’s investment in MBA Lazard prior to the acquisition). Excluding the impact of such items, the ratio of earnings to fixed charges would have been 8.11.

(g)

Operating income for the year ended December 31, 2015 is presented after giving effect to (i) a charge of $60,219 associated with the redemption of $450 million of the 2017 Notes, (ii) $2,655 excess interest expense due to the period of time between the issuance of the 2025 Notes and the settlement of the redemption of the 2017 Notes, and (iii) $12,203 relating to a private equity revenue adjustment. Excluding the impact of such items, the ratio of earnings to fixed charges would have been 8.64.

(h)

Operating income for the year ended December 31, 2013 is presented after giving effect to a charge of (i) $64,703 associated with the cost saving initiatives announced by the Company in October 2012, (ii) $54,087 pertaining to the refinancing of the 7.125% senior notes due May 2015 and the issuance of the 2020 Notes and (iii) $12,203 relating to private equity incentive compensation. Excluding the impact of such items, the ratio of earnings to fixed charges would have been 4.14.